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One Southeast Third Avenue
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Miami, Florida 33131-1714
www.akerman.com
305 374 5600 tel          305 374 5095 fax

September 23, 2009
Mr. Larry Spirgel, Assistant Director
Mr. Scott Hodgdon, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	ID Arizona Corp. Amendment No. 2 to Registration Statement on Form S-4 File No. 333-158336 Filed September 10, 2009
Dear Mr. Spirgel and Mr. Hodgdon:
     On behalf of ID Arizona Corp. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated September 18, 2009 regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-4 filed on September 10, 2009 (the “Registration Statement”). Please note that the Company is simultaneously filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Capitalized terms used but not defined in this letter are used as defined in Amendment No. 3.
     Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s responses immediately thereafter. For the Staff’s convenience, references in the responses to page numbers are to Amendment No. 3.
General
1.	We note that you have added a new proposal to your registration statement and proxy to approve an amendment to your amended and restated certificate of incorporation to provide conversion rights to a stockholder upon the approval of a business combination, regardless of whether the stockholder votes for or against the business combination. This proposal represents a fundamental change in the rights of your common stockholders such that the decision as to whether to

Mr. Larry Spirgel
Mr. Scott Hodgdon
September 23, 2009

approve this new proposal is a new investment decision with respect to your common stock. Please amend your registration statement to register the offering of all shares of your common stock to reflect the new investment decision for your common stockholders as a result of this proposal.
     In response to the Staff’s comment, the Company respectfully advises the Staff that it believes the amendment to Ideation’s amended and restated certificate of incorporation, to provide conversion rights to a stockholder upon approval of a business combination, regardless of whether such stockholder votes for or against the business combination, is not a fundamental change in the rights of Ideation’s common stockholders.
     At all times, purchasers of the IPO Shares have had the right to convert their IPO Shares to cash upon approval and completion of a business combination by voting against the business combination and requesting conversion of their IPO Shares. The charter amendment would not alter or adversely affect the right to convert of any holder of IPO Shares who would want to convert under Article Sixth as currently in effect. The charter amendment would merely extend this right to convert to those holders of IPO Shares who vote to approve the business combination, as well as those who vote against the business combination.
     It is important to note that the charter amendment, if approved, would not change the voting or approval standard for a business combination, in that the business combination, as has always been the case, will not be approved if 30% or more of the holders of IPO Shares both vote against the transaction and elect to convert their IPO Shares. However, we believe that the charter amendment provides incentive to holders of IPO Shares to vote for the business combination, because the business combination must be approved in order for a conversion to occur before the liquidation of the Company. As such, we believe that if the charter amendment is approved, holders of IPO Shares who want to convert their             shares would vote to approve the business combination, in order to obtain the conversion value of their IPO Shares in connection with the closing of the business combination, rather than having to wait for the liquidation of the company.
     The only potential adverse consequence resulting from approval of the charter amendment is the possible decrease in liquidity of the company following completion of the business combination, assuming a substantial number of holders of IPO Shares vote to approve the business combination and convert their IPO Shares. This potential consequence has been extensively disclosed throughout the proxy statement/prospectus. However, the Company believes this consequence does not go to a stockholder’s fundamental rights in their initial investment, but rather to the question of whether a stockholder wants to continue their investment in the Company after the business combination.

Mr. Larry Spirgel
Mr. Scott Hodgdon
September 23, 2009

     Notwithstanding the foregoing, if the Staff were to determine that the amendment to Ideation’s amended and restated certificate of incorporation constitutes a fundamental change in the rights of Ideation’s common stockholders, then the Company respectfully advises the Staff that the securities of ID Arizona are being registered in connection with the merger of Ideation with and into ID Arizona. These shares will be issued to Ideation stockholders and will include the right to convert IPO Shares regardless of whether a stockholder votes for or against the business combination. Consequently, the Company believes that it would be duplicative and unnecessary to re-register Ideation’s common stock in connection with the proposal to amend Ideation’s amended and restated certificate of incorporation.
     In addition, the Company respectfully believes that the following items should be considered in determining whether the charter amendment represents a fundamental change in the rights of Ideation’s common stockholders:
•	Recently, certain other special purpose acquisition companies have proposed amendments to their respective certificates of incorporation to fundamentally change the rights of common stockholders by eliminating certain provisions traditionally contained in a special purpose acquisition company’s certificate of incorporation, including provisions relating to the 80% test and the voting standard. The Company believes that such changes represent substantial modifications in the arrangements in place at the time of those companies’ IPOs that are clearly and easily distinguishable from the extension of conversion rights offered by Ideation’s proposed amendment.

•	The re-registration of Ideation’s common stock in connection with the proposal may potentially create a misunderstanding of the process to be followed by Ideation’s common stockholders to vote for or against the business combination and elect their conversion rights.
     Also in response to the Staff’s comment number 1, the Company has added disclosure on pages 2, 10 and 84 to indicate that approval of the charter amendment proposal will not change the voting standard for a business combination under Ideation’s Certificate of Incorporation or otherwise adversely affect the rights of holders of IPO Shares.
The Charter Amendment Proposal, page 83
2.	Clarify why allowing a stockholder who elects to convert to vote either yes or no for the business combination is likely to increase the likelihood that the business combination will be approved. We note that this amendment will effectively remove the 30% limit on converting stockholders.
     In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 84.

Mr. Larry Spirgel
Mr. Scott Hodgdon
September 23, 2009

3.	Because the number of stockholders who elect to convert could dramatically exceed 30%, discuss the potential negative effect on the liquidity of the company’s stock following the business combination. Discuss the likelihood that the company might have very few public stockholders following the business combination, and the ability of remaining stockholders to buy and sell the company’s stock in the marketplace following the business combination.
     In response to the Staff’s comment, the Company has added a risk factor on pages 56 and 84.
Ideation’s Reasons for the Business Combination and Recommendation of the Ideation Board of Directors, page 107
4.	We note that management assumed a 30% conversion of Ideation stockholders in calculating the price earnings ratio of 6.7x. In light of your proposed charter amendment and its effect of significantly increasing the potential conversion percentage, discuss whether management considered revising its price earnings ratio. It would appear that the conversion percentage could reflect all public stockholders converting.
     In response to the Staff’s comment, the Company respectfully advises the Staff that management reviewed the impact of higher conversion on the price earnings ratio and concluded that it was not necessary to revise the price earnings ratio. As conversion increases, the number of total outstanding shares decreases which results in a higher adjusted EPS and a lower implied price earnings ratio. A lower price earnings ratio reflects a more favorable valuation ratio relative to the peer companies; therefore management did not believe it was necessary to revise the price earnings ratio to reflect a lower figure.
     To illustrate this, the Company provides the following example for the benefit of the Staff:
     At 0% conversion and 100% earnout, assuming $18.25 million of backstop shares at $7.88 per share, the total shares outstanding would be 27.8 million which implies a 2009E EPS of $1.38 and a 2009E P/E of 5.7x, compared to 6.7x at 30% conversion.
Acquisitions, Page F-51
5.	We note in your response to comment nine that, for the numerators used in your investment tests, you applied the best estimate of the probable purchase prices based on facts known to the Company as of the respective acquisition dates for acquisitions with contingent consideration. When determining the significance of an acquisition under the investment test, you should include any contingent

Mr. Larry Spirgel
Mr. Scott Hodgdon
September 23, 2009

consideration that represents additional purchase price as part of the total investment in the acquiree unless the likelihood of its payment is remote. Your assessment of the likelihood of paying the contingent consideration should reflect all information known to management as of the date of filing your Amended Form S-4. With respect to each individual acquisition consummated by the Company that has an element of contingent consideration, please provide us a revised test of significance and explain, in detail, your conclusions regarding the amount of contingent consideration that may possibly be paid. Include in your explanation the amount of consideration that you have concluded to be reasonably possible of being paid and the amount that you have concluded has a remote likelihood of being paid, and explain why.
     In response to the Staff’s comment, the Company provides in footnote 1 below a revised calculation of the investment test using the most recent information known to management as of the date of filing Amendment No. 3 to Form S-4.
     The Company respectfully advises the Staff that, in considering whether the financial statements of the companies acquired in 2008 (“Secondary Acquirees”) by the Company’s acquiree, SearchMedia, need to be filed, the Company considered the guidance under Section 2005.5 of the Division of Finance Financial Accounting Manual (the “Manual”), which provides that the “[f]inancial statements of businesses recently acquired by the acquiree need not be filed unless their omission would render the acquiree’s financial statements misleading or substantially incomplete.” The

[1]	The following table sets forth what the Company concludes to be the reasonably possible estimates of contingent payments to the Secondary Acquirees, based on its assessment of the latest financial performance of the Secondary Acquirees, the conditions of the global economies and the advertising industry in China. The following table also sets forth the corresponding calculations under the investment test (based on updated reasonably possible contingent payment estimates), asset test and income test. The percentages under the updated investment tests for certain Secondary Acquirees have increased to over 40% as the contingent payments substantially exceeded SearchMedia’s expectation at the time of the respective acquisitions due to the growth experienced in 2008.

	Reasonably Possible
	Contingent Payment			Income Test
	($ in millions)	Investment Test (%)	Asset Test (%)	(%)
Shanghai Haiya	15.0	57.9	1.9%	7.1%
Beijing Wanshuizhuiyuan	12.5	48.3	3.0%	4.6%
Shenyang Xicheng	13.9	53.6	1.7%	5.3%
Qingdao Kaixiang	12.1	46.6	3.3%	2.8%
Tianjin Shengshitongda	0.6	2.1	0.1%	0.3%
SH Botang	27.1	104.8	8.6%	36.4%
HK Ad-Icon	3.7	14.5	2.1%	16.8%
Changsha Jingli	1.7	6.7	0.7%	3.8%
Wuxi Ruizhong	3.1	11.9	0.8%	7.0%
Wenzhou Rigao	3.8	14.8	0.4%	0.1%

Mr. Larry Spirgel
Mr. Scott Hodgdon
September 23, 2009

Company further relied on Section 12260 of the Manual which provides that, for purposes of applying Form S-4 financial statement requirements to a reverse acquisition transaction, the legal form of the transaction is to be followed, and concluded that Section 2005.5 would apply notwithstanding the fact that SearchMedia may be the accounting acquirer.
     Acknowledging the Staff’s comment, the Company considered the financial information of the Secondary Acquirees and concluded that, while the acquisition of some of the Secondary Acquirees would exceed 40% under the investment test of Rule 8-04 of Regulation S-X based on the most recent information of reasonably possible contingent payments (see footnote 1 on the previous page), the omission of the 2007 annual financial statements for the Secondary Acquirees would not render SearchMedia’s financial statements misleading or substantially incomplete for the following reasons:
     (1) The audited consolidated financial statements of SearchMedia for 2008 filed with the Form S-4 included all post-acquisition financial results of the Secondary Acquirees, which incorporated a substantial portion of the financial results of the Secondary Acquirees for 2008. The table below sets forth the dates of consolidation by SearchMedia, length of post-acquisition results included in the 2008 SearchMedia financials, and 2007 management accounts data for each of the Secondary Acquirees:

		Months of post-acquisition
		results included in	Profit/(loss) before	Total assets as of
	Date of	SearchMedia's 2008	tax for 2007	December 31, 2007
	consolidation	Financial Statements	($ in thousands)	($ in thousands)
SearchMedia	NA	NA	2,098	24,235
Shaanxi Xinshichuan	Jan.1.2008	12	(134)	316
Shanghai Jincheng	Jan.1.2008	12	(69)	22
Beijing Wanshuizhuiyuan	Jan.1.2008	12	97	690
Shenyang Xicheng	Jan.1.2008	12	111	388
Qingdao Kaixiang	Jan.1.2008	12	60	774
Shanghai Haiya	Feb.1.2008	11	(148)	440
Tianjin Shengshitongda	Apr.1.2008	9	6	23
Shanghai Botang	Apr.1.2008	9	763	1,998
HK Ad-Icon	Apr.1.2008	9	353	493
Changsha Jingli	July.1.2008	6	81	173
Wuxi Ruizhong	July.1.2008	6	147	180
Wenzhou Rigao	July.1.2008	6	2	100
     (2) The audited consolidated financial statements of SearchMedia for the period from February 9, 2007 to December 31, 2007 and for the year ended December 31, 2008 include footnote disclosure of pro forma financial information in accordance with Statement of Financial Accounting Standards No. 141, which presents the results of operations of SearchMedia as if the acquisitions of Secondary Acquirees had occurred as of the beginning of the period from February 9, 2007 (date of inception) through December 31, 2007 and for the year ended December 31, 2008. The Company believes

Mr. Larry Spirgel
Mr. Scott Hodgdon
September 23, 2009

that such information provides investors an understanding of the historical financial results of SearchMedia, taking into effect all of the acquisitions, such that omission of the 2007 annual financial statements for the Secondary Acquirees would not render SearchMedia’s financial statements misleading or substantially incomplete.
     (3) The Company determined that presentation of the 2007 historical stand-alone financial statements of the Secondary Acquirees would not be material to the stockholders of the Company in considering the acquisition of SearchMedia since, after their acquisition by SearchMedia, these Secondary Acquirees were managed differently and their financial results had improved significantly and benefited from SearchMedia’s growth strategy, comprehensive advertising portfolio, and larger market share and client base. The Company based its determination in part on its belief that, (i) as indicated in the foregoing table and the income test and asset test results, the size of the majority of the Secondary Acquirees’ pre-acquisition operations was relatively insignificant, and (ii) the pre-acquisition results of the Secondary Acquirees did not provide an indication of the business trends, management influence, product offerings or other measures of operating performance expected to be achieved during the post-acquisition period and evidenced in SearchMedia’s 2008 historical operating results.
     In light of the foregoing, the Company determined that the omission of the financial statements of the Secondary Acquirees would not render SearchMedia’s financial statements misleading or substantially incomplete under the test for such financial statements set forth in the Manual.
* * * * *
     In connection with responding to the Staff’s comments, we acknowledge (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We look forward to hearing from you regarding Amendment No. 3. If you have any questions, please call me at (305) 982-5581.
Sincerely,
/s/ Michael Francis